Exhibit 99.1

To: Arcturus Therapeutics Ltd. Employees

From: Mark Herbert, Interim President

Date: April 2, 2018

Subject: Notes from the Road

Hi Team,

We are excited to share some of the great progress we have been making at Arcturus across our ongoing preclinical programs and collaborations. We are confident that we are well-positioned to deliver on our objective of developing innovative RNA medicines.

I recently returned from Germany, where together with seven Arcturus colleagues, we had a successful kick-off meeting for our partnership with CureVac, one of the three leading pure-play novel messenger RNA (mRNA) therapeutics companies. Our new partnership with CureVac is the first co-development program of our lead asset, LUNAR-OTC. As you may recall, we announced in January 2018 a broad strategic collaboration agreement with CureVac to jointly discover, develop and commercialize novel mRNA therapeutics. These recent meetings with CureVac made clear to us that they value Arcturus’ innovative, proprietary delivery technology and the potential for our collaboration.

Our existing partners and other stakeholders have expressed renewed enthusiasm and support for the important work that we at Arcturus do to deliver value for patients, partners, employees and shareholders. We have also continued to receive tremendous interest from new pharma and biotech partners for use of our technology platforms in oncology and infectious disease applications as evidenced by the more than 25 one-on-one meetings we supported at BIO Europe in Amsterdam in March.

In addition, your continued efforts have driven key advancements in our platform and ongoing collaborations. We have completed mouse and non-human primate studies, which demonstrate applications of LUNAR™ for infectious and oncology vaccines. Our lung delivery and LUNAR-CF data, presented recently to our collaborators at Cystic Fibrosis Foundation Therapeutics, was impressive, and we hope to fast-track additional proof-of-concept studies in non-human primates and quickly move our program to the clinic. Finally, we have achieved LUNAR-OTC proof-of-concept in a repeat dose study in a mouse model of OTC deficiency. This is an important milestone when considering utility of an mRNA therapeutic, and we have set the stage for future successes as we work with the CureVac team to move the program forward.

Our progress is driven by what you do each and every day – from our preclinical and scientific teams to our researchers and business development leaders. Thanks to your hard work, Arcturus is positioned for continued success as we build on our momentum and advance the Company toward clinical development.

As you know, we recently moved into our new headquarters on March 19, a reflection of the growth and expansion our footprint and broadened capabilities. The nearly 25,000 square foot state-of-the-art facility encompasses all of our functional groups, with offices, labs and vivarium located in a single location. We are confident the new facility will deliver significant benefits to the entire Arcturus organization providing:

•	Stronger scientific infrastructure, which will enhance our platform research capabilities;
•	Increased production, process development and scale capabilities for our RNA and LUNAR technology platforms;
•	Expanded preclinical and pharmacology research capabilities; and
•	State of the art offices and infrastructure.

Thanks again for remaining focused on your day-to-day responsibilities as we aim to transform the lives of patients with serious diseases. We are committed to executing our strategic plan, and we appreciate your continued efforts as we build on our success in developing and commercializing our diverse pipeline of RNA therapeutics.

Best,

Mark

Mark Herbert

Interim President